LAW OFFICES OF William B. Barnett __________ OF COUNSEL Alan L. Rosen	21550 OXNARD STREET MAIN PLAZA - SUITE 200 WOODLAND HILLS, CALIFORNIA 91367 TELEPHONE (818) 595-7717 FAX (818) 999-2269 wbarnett@wbarnettlaw.com

February 26, 2010

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington D.C.  20549

Attn:       Amanda L. Ravitz, Branch Chief – Legal
Jean Yu
Michelle Lacko, Esq.

Re:          Empire Post Media, Inc. (“Registrant”)
Amendment No. 2 to Registration Statement on Form S-1
Filed on December 16, 2009
File No.  333-163782

Gentlepersons:

The Registrant hereby files its Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”).  The Amendment No. 2 has been revised in accordance with the Commission’s February 19, 2010 comment letter (“Comment Letter”).

To assist the staff in its review of Registrants responses, we have provided a copy of Amendment No. 2 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

General

1.	In accordance with your comment we have identified Peter Dunn, the selling shareholder, as an underwriter in the “Distribution” section of the Prospectus.

2.	In accordance with your comments we have removed any references to legacy GAAP throughout the Prospectus.

Registration Statement Cover Page

3.	In accordance with your comment we have revised footnote 2 to be consistent with other statements relating to the offering price.

Empire, page 3

4.	In accordance with your comments, we have revised the prior second paragraph to reflect “material” expenditures and future costs.

5.	In accordance with your comment we have added disclosure regarding the stock award to Mr. Dunn valued at $19,500

6.	In order to be less technical and more reader friendly, we have deleted “digital intermediates and deliverables”.

7.
We apologize for the misunderstanding. Empire’s business is not to provide “marketing services”.  We are currently marketing our services which include post production work and the financing to have such work completed.  We have revised this paragraph to make it clearer.

         LAW OFFICES OF
William B. Barnett

February 26, 2010
Re:  Empire Post Media, Inc. (“Registrant”)

8.
In accordance with your comment we have added disclosure regarding the reason someone might use our service. It is somewhat obvious that if someone can get post-production financing on their own they would not require the Registrant’s services.

9.
In accordance with your comment we have added disclosure regarding no assurance that financing sources will accept certain collateral. The Registrant does not at this time have any alternative plans to obtain financing.

Prospectus Summary-General, page 3

10.	The phrase “near term” and “within six months” did not appear to be inconsistent, however, for clarity we have revised this paragraph in accordance with your comment.

Since Empire Anticipates Operating Expenses Will Increase, page 6

11.	In accordance with your comment we have revised this risk factor accordingly.

We May Incur Significant Costs To Be A Public Company, page 7

12.	In accordance with your comment we have added disclosure relating to the difficulties in complying with SEC reporting requirements.

Selling Security Holder, page 12

13.	In accordance with your comment we have disclosed that Mr. Dunn is the Principal Accounting Officer of the Registrant.

Anti-Takeover Provisions, page 16

14.
Thank you for your comment. This Risk Factor was inadvertently included in this section. The reference to anti-takeover provisions is correctly stated on page 16 under the heading “Anti-Takeover Provision”.

General Overview, page 17

15.	In accordance with your comment we have revised the last sentence of the first paragraph in this section to make it clearer. In addition we have substituted “Empire” for “EPM”.

Description of Business, page 17

16.	In accordance with your comments we have deleted references to sources and experience.

Market and Marketing, page 18

17.	In accordance with your comment we have also included this information in the “Prospectus Summary” section.

18.	In accordance with your comment we have deleted reference to any favorable response.

         LAW OFFICES OF
William B. Barnett

February 26, 2010
Re:  Empire Post Media, Inc. (“Registrant”)

Our Competitive Strengths, page 19

19.
Although we believe that a review of the résumés of the officers and directors on pages 24 and 25 of the Prospectus clearly demonstrate a vast experience in making, financing and producing films and television shows, in accordance with your comment we have deleted such reference to this experience from this paragraph.

Employees, page 19

20.
In accordance with your comment, we confirm that we understand the guidance of SAB Topic 1:B:1, and we will reflect the cost of officer salaries in our financial statements beginning December 1, 2009. We have also revised the second paragraph under “Employees” on page 19 to reflect the December 1, 2010 date for accruing.

Market For Common Equity And Related Shareholder Matters, page 20

21.	In accordance with your comment we have added that the number of shareholders is “as of the date of this Prospectus”.

Liquidity, page 22

22.	In accordance with your comment we have revised this section to be consistent with other parts of the Prospectus relating to our estimated costs over the next six months.

Interests Of Management And Others In Certain Transactions, page 28

23.	In accordance with your comment we have added the dollar amount to the Agreement to Advance Funds.

Note 2. Summary of Significant Accounting Policies, page F-8

24.
In response to your comment we have revised our disclosure about revenue recognition to state that revenue will be recognized in accordance with the guidance of FASB ASC 605-10-25, which is when the revenue is realized or realizable, and when revenue is earned.  Revenue is considered earned when the services to be rendered under the contracts are substantially completed.

25.
In response to your comment, please be advised that we expanded our disclosure under Note 2 to state that the equipment was purchased by the shareholder immediately preceding its transfer to the Registrant, therefore the transferor’s historical cost is the same as the cost of the asset.

26.	In accordance with your comment, we have deleted the parenthesis making reference to Note 2.

Note Payable to Shareholder, page F-9

27.
The note payable bears interest at 8%. In accordance with your comment we considered FASB ASC Topic 835-30-25-1 with respect to imputation of interest.  On the date of issuance, we used the guidance of FASB ASC Topic 835-30-25-2 which states that if determinable, the established exchange price of property acquired in consideration for the note may be used to establish the present value of the note.  We also found that discounting all future payments on the notes considering an imputed rate of interest different from the stated rate would not have a significant impact on the note, as the note is due on demand.

         LAW OFFICES OF
William B. Barnett

February 26, 2010
Re:  Empire Post Media, Inc. (“Registrant”)
Page  of 4 of 5

We will also consider the imputation of interest to the $25,000 to be advanced by a shareholder subsequent to November 30, 2009.  In accordance with ASC 835-30-25-4, when a note is issued solely for cash, it is presumed to have a present value measured by the cash proceeds exchanged.  ASC 835-30-25-6 states that in some cases, there might be unstated rights and privileges.  If we find that there are such rights and privileges attached to this note, we will record a discount, which will be amortized to expense over the estimated life of the note.

Part II – Information Not Required In This Prospectus, page II-1

Item 17.  Undertakings, page II-2

28.	In accordance with your comment we have revised this section by adding the undertaking required by Item 512(a)(6) of Regulation S-K.

Other

29.	We shall comply with Rule 3-12 of Regulation S-X. We expect the Registration Statement to become effective before updated financial statements are required.

30.	A currently dated consent from the independent public accountant is included in the Amendment No. 2.

Enclosed with this response is a letter from the President of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in this filing.

We believe that we have responded to all of your comments fairly and reasonably.  Therefore, we respectively request a prompt review and early effective date.  Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you in advance for your courtesies and cooperation.

Very truly yours,
Law Offices of William B. Barnett

William B. Barnett
WBB: scc
cc/ Peter Dunn, President

EMPIRE POST MEDIA, INC.
280 South Beverly Drive, Ste. 205, Beverly Hills, CA 90212
Telephone:  (310)472-5138

February 26, 2010

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington D.C.  20549

Re:          Empire Post Media, Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1
Filed on December 16, 2009
File No.  333-163782

Gentlemen:

Please be advised that, on behalf of the Company, I hereby acknowledge the following:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Company’s Form S-1/A, and
(b)
staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Company’s filing of its Form S-1/A and amendments thereto, and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,
Empire Post Media, Inc.

/s/ Peter Dunn

Peter Dunn, President